UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 0407

April 7, 2005

Via U.S. Mail and Fax (949) 425-7800
Greg D. Palmer
President and Chief Executive Officer
RemedyTemp, Inc.
101 Enterprise
Aliso Viejo, CA 92656

RE: RemedyTemp, Inc.
        Form 10-K for the fiscal year ended October 3, 2004
        Filed December 7, 2004

        Form 10-Q for the quarters ended January 2, 2005
        File No. 0-20831

Dear Mr. Palmer:

        We have reviewed the above referenced filings and have the following
comments. We
  have limited our review to only your financial statements and related
disclosures and will make
  no further review of your documents. As such, all persons who are responsible
for the adequacy
  and accuracy of the disclosure are urged to be certain that they have
included all information
  required pursuant to the Securities Exchange Act of 1934. Please address the
following
  comments in future filings. If you disagree, we will consider your
explanation as to why our
  comment is inapplicable or a future revision is unnecessary. Please be as
detailed as necessary
  in your explanation. In some of our comments, we may ask you to provide us
with supplemental
  information so we may better understand your disclosure. After reviewing this
information, we
  may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist
you in your
  compliance with the applicable disclosure requirements and to enhance the
overall disclosure in
  your filing. We look forward to working with you in these respects. We
welcome any questions
  you may have about our comments or on any other aspect of our review. Feel
free to call us at
  the telephone numbers listed at the end of this letter.

Greg D. Palmer
RemedyTemp, Inc.
April 7, 2005
Page 2

Proposed Comments

Annual Report filed on form 10-K for the year ended October 3, 2004

1. Your disclosure indicates that the certifying officers concluded that your disclosure controls
     and procedures were "effective to allow timely decisions regarding disclosures to be included
     in the Company's periodic filings with the Securities and Exchange Commission." This
     conclusion, however, goes to only one part of the definition of "disclosure controls and
     procedures." See Rule 13a-15(e) under the Securities Exchange Act of 1934. Please confirm
     in your response letter that the certifying officers concluded, as of the end relevant period,
     that (1) "disclosure controls and procedures means controls and other procedures of an issuer
     that are designed to ensure that information required to be disclosed by the issuer in the
     reports that it files or submits under the Act...is recorded, processed, summarized and
     reported, within the time periods specified in the Commission's rules and forms," and that
     (2) "disclosure controls and procedures include, without limitation, controls and procedures
     designed to ensure that information required to be disclosed by an issuer in the reports that it
     files or submits under the Act is accumulated and communicated to the issuer's management
     including its principal executive and principal financial officers, or persons performing
     similar functions, as appropriate to allow timely decisions regarding required disclosure"
     pursuant to Rule 13a-15(e). In addition, in the future, you should reference the entire
     definition of disclosure controls and procedures or simply confirm that the certifying officers
     concluded, on the applicable dates, that the company's disclosure controls and procedures
     were effective.

2. We note your disclosure in the first paragraph that management recognized that, in designing
     and evaluation the company's disclosure controls and procedures, any controls and
     procedures can provide only "reasonable assurance" that the objectives of the controls
     system are met. Confirm in your response letter, if true, that your certifying officers
     concluded that your disclosure controls and procedures were effective in reaching that level
     of reasonable assurance. Also reflect our comment in your future filings. For further
     guidance, please refer to Section II.F.4 of Management's Reports on Internal Control Over
     Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC
     Release No. 33-8238, available on our website at
   http://www.sec.gov/rules/final/33-
     8238.htm.

3. We note your disclosure in this section that there have been no "significant changes" in your
     internal controls factors "that has materially affected, or is reasonably likely to materially
     affect, the Company's internal control over financial reporting." The Item 308(c) of
     Regulation S-K requires you to disclose any change in your internal controls over financial

reporting identified in connection with your evaluation that occurred during your last fiscal
    quarter (your fourth fiscal quarter in the case of an annual report) that has materially

Greg D. Palmer
RemedyTemp, Inc.
April 7, 2005
Page 3

    affected, or is reasonably likely to materially affect, your internal control over financial
    reporting. Please confirm in your response letter that there were no changes for the relevant
    periods and revise your future filings accordingly.

Greg D. Palmer
RemedyTemp, Inc.
April 7, 2005
Page 4

                            *   *   *   *

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filings reviewed by the staff to be certain that they have provided all information investors
require. Since the company and its management are in possession of all facts relating to a
company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they
have made.

        In connection with responding to our comments, please provide, in writing, a statement
from the company acknowledging that:

        the company is responsible for the adequacy and accuracy of the disclosure in the filings;
        staff comments or changes to disclosure in response to staff comments in the filings
        reviewed by the staff do not foreclose the Commission from taking any action with
        respect to the filing; and
        the company may not assert staff comments as a defense in any proceeding initiated by
        the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review of your
filing or in response to our comments on your filing.

        Please respond to these comments within 10 business days or tell us when you will
provide us with a response. Please furnish a letter that keys your responses to our comments and
provides any requested supplemental information. Please file your response letter on EDGAR.
You may contact Paul Monsour, Staff Accountant, at (202) 942-1909 or Reggie Norris, Staff
Attorney, at (202) 942-2875 if you have questions regarding comments on the financial
statements and related matters. Please contact me at (202) 942-1990 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director